https://www.wsj.com/articles/xerox-board-ordered-ceo-to-stop-negotiating-with-fuji-instead-he-raced-to-a-deal-lawsuit-alleges-1523832910

BUSINESS

Xerox Board Ordered CEO to Stop Negotiating With Fuji; Instead, He Raced to a Deal, Lawsuit Alleges

Board eventually signed off on the deal and stuck with CEO Jacobson as his performance improved


xerox

Two of Xerox's largest shareholders filed a lawsuit alleging CEO Jeff Jacobson was seeking to protect his own job over the interests of Xerox investors while negotiating a deal with Fujifilm. **PHOTO:** VASILY FEDOSENKO/REUTERS

By David Benoit

April 15, 2018 6:55 p.m. ET

Xerox Corp.'s XRX **-0.21%** ▼ board told Chief Executive Jeff Jacobson in November to stop negotiations with Fujifilm Holdings Corp. FUJIY **-0.50%** ▼ because it was considering firing him, a newly amended lawsuit alleges.

Instead, the suit says, the executive raced to strike a complex deal that would leave him in charge, and cede control of the American icon to the Japanese company, a move that has been criticized by two of Xerox's biggest investors.

Though Xerox's board ultimately stuck with Mr. Jacobson after his performance improved and signed off on the deal he negotiated, communications disclosed Sunday in a lawsuit filed by

own job—while pushing the acquirer to help him avoid being ousted under pressure by Carl Icahn, his biggest investor.

Xerox's chairman, Robert Keegan said Sunday Mr. Jacobson was "fully authorized to engage in discussions with Fujifilm."

The day after Mr. Jacobson was told he might be fired, a Fujifilm executive attempted to keep the talks on track, according to text messages included in the suit.

"If you cancel/postpone your trip to Japan due to your board's direction, [Fujifilm's CEO] would be very disappointed and may lose the momentum of the deal," Fujifilm's head of strategy, Takashi Kawamura, warned Mr. Jacobson. "We should be the one team to fight against our mutual enemy," a reference to Mr. Icahn, according to the lawsuit. "We are aligned my friend," Mr. Jacobson replied.

Mr. Jacobson also pushed Fujifilm executives to clearly tell Mr. Keegan that Fujifilm wanted Mr. Jacobson to be CEO and wouldn't do the deal without him, messages in the court documents show. Mr. Keegan was aware Mr. Jacobson had continued the negotiations, the suit alleges.

Mr. Keegan said in his statement Mr. Deason was "distorting" facts. Fujifilm wasn't immediately available to comment given the hour in Tokyo.

In January, Xerox announced a complicated merger that would cede control to Fujifilm if completed. The deal would trade Xerox's 25% ownership of their 60-year joint venture to Fujifilm for 49.9% of a new company that combines all of Xerox with the joint venture. Xerox shareholders would also be paid $2.5 billion in a special dividend.

The messages illustrate a highly unusual set of circumstances for negotiating a deal, a process corporate lawyers say typically needs to be free of even the perception of conflicts of interest. And the extraordinary disclosures are likely to add fuel to the investors' fight to overthrow the Xerox board and potentially kill the transaction.

The civil lawsuit, filed in New York last month and amended Sunday by Mr. Deason, Xerox's third-biggest shareholder, alleges Mr. Jacobson was seeking to protect his own job over interests of Xerox investors. Mr. Deason, in a statement, said heavy redactions in the suit continue to hide more important information. He has joined with Mr. Icahn to oppose the deal. Together they control about 15% of Xerox.

only been worth up to 46% of the combined company. Mr. Jacobson has said it would allow the company to focus on innovation and find new markets for printing technology.

Upset with the deal, the two billionaires are seeking to shake up the board and have teamed with John Visentin, a technology executive who was the candidate Xerox had "zeroed in on" to replace Mr. Jacobson in November, according to people familiar with the matter.

Mr. Icahn has already nominated four directors, and Mr. Deason is suing for the ability to run a campaign to unseat the rest of the board. The board vote is likely before a shareholder vote on the Fujifilm deal, giving the investors a window to potentially recut the deal or propose an alternative if their directors win.



Xerox chief executive officer Jeff Jacobson. **PHOTO:** LUCAS JACKSON/REUTERS

Mr. Jacobson was named as the replacement for longtime leader Ursula Burns in the middle 2016 when the company was splitting off its business-services division. Mr. Icahn had invested to urge changes and his employee, Jonathan Christodoro, took a seat on the board that year.

In early 2017, on-and-off again talks with Fujifilm heated up, Xerox disclosed in a filing last week. The board, the lawsuit further alleged, told Mr. Jacobson it was only interested in an all-cash deal to sell Xerox at a premium.

That spring, an accounting scandal at Fuji Xerox rocked the joint venture, and Fujifilm told Xerox it needed to sort out the trouble before it could engage on any potential deal, Xerox disclosed last week.

After Mr. Icahn warned Mr. Jacobson he had to sell the company or risk being ousted, Mr. Jacobson began pushing Fujifilm for a deal, the suit alleges. He warned Fujifilm of his trouble with Mr. Icahn and suggested the parameters of the ultimate transaction to Fujifilm executives, which he told his chairman was a "Hail Mary" chance, according to a message in the lawsuit.

launched a CEO search, Xerox disclosed in a proxy filing last week.

On Nov. 10, Mr. Keegan, the chairman, told Mr. Jacobson the board was "disappointed by his performance," and that he was to "discontinue any and all" communications with Fuji, the lawsuit said. At that point, according to communications cited in the suit, the board had identified a candidate whose name is redacted. The candidate was Mr. Visentin, people familiar with the matter said.

Shortly afterward, Mr. Jacobson went on an already scheduled trip to Japan and continued to talk about the deal, which Mr. Keegan knew, the suit alleges. That month, Mr. Jacobson pushed Fujifilm to move with urgency and warned that any signs Fujifilm lacked seriousness would raise concerns with Mr. Icahn, the suit says. Mr. Jacobson also told his own bankers that Fujifilm says "there is no deal without me," according to a text message in the suit.

Fujifilm delivered an offer Nov. 30.

Days later, the board decided to stick with Mr. Jacobson as CEO, noting the financial targets and guidance seemed likely to be met, Xerox disclosed.

Mr. Jacobson texted a Fujifilm executive, saying, "we will finish our mission and win!" The executive replied: "We are supporting you Jeff!" according to the lawsuit.

Write to David Benoit at david.benoit@wsj.com